redbus interhouse plc











Results for the 6 months ended 30 June 2003

Highlights

- Turnover for first six months of £6.60m, an increase of 19% over the same period last year.
- Q2 turnover increased by 11% over Q1 this year, and 20% over Q2 last year.
- EBITDA loss for the half year of £1.78m, an improvement of 73% over the same period last year.
- Q2 EBITDA loss of £790,000, an improvement of 20% over Q1 this year and 76% over Q2 last year.
- Cash of £4.1m at 30 June 2003.
- Paris facility has become EBITDA positive.
- Termination of the Prague facility's property leases.
- Continued progress made towards the disposal of the Nashville property.

"I am pleased to announce that we have made significant progress during the period towards our objective of becoming EBITDA positive. Tight cost controls and focussed local management have driven bottom line improvements throughout our business without compromising customer services. Further improvements have been, and will continue to be, achieved through a strong sales performance that has seen our revenues grow well above the industry standard."

Michael Tobin
Chief Executive Officer

Chief executive officer's review

Results

The operating results for the half year continued to show a significant improvement in the Group's trading performance. Turnover for the half year increased by 19% to £6,599,000 compared with the corresponding period of last year and for the quarter to 30 June 2003 turnover increased to £3,476,000, an improvement of 11% over the first quarter of this year and 20% over the corresponding quarter of last year.

The EBITDA loss for the half year was £1,780,000, an improvement of 73% compared with the corresponding period of last year. For the quarter to 30 June 2003, the EBITDA loss was £790,000, an improvement of 20% compared with the first quarter of this year and an improvement of 76% compared with the corresponding quarter of last year. The Paris facility became EBITDA positive, joining the London I and Frankfurt facilities.

Prior to exceptional items there was an adjusted loss before taxation of £4,888,000. Exceptional items totalled £987,000 and comprised abortive fund raising costs of £399,000, other corporate activity costs of £142,000, Prague EGM costs of £126,000, costs of the EGM requisitioned by a shareholder of £115,000, redundancy costs of £66,000 and a provision for onerous property leases of £139,000.

At 30 June 2003, cash stood at £4,069,000, which includes the initial £1.9 million received on 1 May 2003 from the escrow funds relating to the Nashville property, but excludes the balance remaining in the escrow funds and other cash deposits made in support of bank guarantees for property lease obligations. Other than minimal obligations under finance leases and hire purchase contracts, the Group had no borrowings at 30 June 2003.

Business Review

The Group continued its success in winning new contracts during the second quarter in what remain challenging market conditions. However, as recently announced, a customer contract with an annual value of £1.26 million was terminated with effect from 1 July 2003, although the net loss of revenue is expected to be reduced to approximately £0.7 million over the next twelve months. Consequently the annual recurring revenue order book at 30 June 2003 was maintained at £12.3 million, the same level as at 31 March 2003. The priority remains to focus on the sales fill-out of the vacant space in the Group's facilities, which will provide the opportunity to generate substantial additional recurring revenues over the next few years.

The facility operating costs remain under the strict control of the Country Managers. Operating costs for the half year, excluding depreciation and exceptional items, fell by 31% to £8.4 million compared with £12.1 million for the corresponding period of last year and for the quarter to 30 June 2003 they fell by 31% to £4.3 million compared with the corresponding quarter last year.

As previously reported, following the initial release of the £1.9 million of escrow funds, under the terms of the escrow agreement, the Nashville property can be sold and a conditional agreement exists to sell the property for £2.7 million net of a small price reduction arising as a consequence of due diligence by the purchaser. Negotiations are continuing towards the sale of the Nashville property and the release of the remaining escrow funds. In the event that the sale of the Nashville property does not proceed as currently anticipated, the Group will need to consider generating funds from alternative sources.

During the half year further measures were taken to reduce the Group's cash outgoings, including the disposal of the Luxembourg facility for a nominal consideration, the termination of the former Prague facility's property leases for a consideration of £1.3 million and the renegotiation of the terms of certain other property leases, which have been amended in the Group's favour.

As part of the Company's continued focus on reducing costs, the entire issued share capital of the Company was admitted to trading on the Alternative Investment Market of the London Stock Exchange plc on 21 July 2003.

Outlook

Despite the termination of the customer contract noted above, the Board's expectation remains that the operating results measured in terms of EBITDA will still show a significant improvement during 2003.

29 July 2003

Michael Tobin
Chief Executive Officer

Group profit and loss account

FOR THE 6 MONTHS ENDED 30 JUNE 2003

	Notes	**3 months ended 30 June 2003 £'000 Unaudited**	6 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	Year ended 31 December 2002 £'000 Audited
Turnover - continuing operations		**3,476**	6,599	5,527	11,545
Cost of sales		**(4,822)**	(9,337)	(14,532)	(23,400)
Provision for impairment of tangible fixed assets	2	**–**	–	–	(2,105)
Other exceptional items	2	**(126)**	(126)	–	490
Other cost of sales		**(4,696)**	(9,211)	14,532)	(21,785)
Gross loss		**(1,346)**	(2,738)	(9,005)	(11,855)
Administrative expenses		**(1,607)**	(3,242)	(4,360)	(7,720)
Exceptional items	2	**(411)**	(861)	–	(238)
Other administrative expenses		**(1,196)**	(2,381)	(4,360)	(7,482)
Operating loss		**(2,953)**	(5,980)	(13,365)	(19,575)
EBITDA loss before exceptional items		**(790)**	(1,780)	(6,617)	(10,509)
Depreciation		**(1,626)**	(3,213)	(6,748)	(7,213)
Provision for impairment of tangible fixed assets		**–**	–	–	(2,105)
Other exceptional items		**(537)**	(987)	–	252
Interest receivable and similar income		**58**	106	310	466
Interest payable and similar charges		**(1)**	(1)	(8)	(12)
Loss on ordinary activities before taxation		**(2,896)**	(5,875)	(13,063)	(19,121)
Taxation on loss on ordinary activities		**–**	–	–	–
Loss for the financial period		**(2,896)**	(5,875)	(13,063)	(19,121)

Loss per share:					
Basic and diluted loss per share	3	**(1.92)p**	(3.89)p	(8.66)p	(12.7)p
Adjusted loss per share	3	**(1.56)p**	(3.24)p	(8.66)p	(11.4)p

Group balance sheet

AT 30 JUNE 2003

	Notes	**30 June 2003 £'000 Unaudited**	30 June 2002 £'000 Unaudited	31 December 2002 £'000 Audited
Fixed assets				
Tangible assets	4	**16,840**	20,966	19,385
Current assets				
Debtors: due within one year	5	**6,041**	12,232	8,771
Debtors: due after one year	5	**5,079**	4,956	6,563
Cash at bank and in hand		**4,069**	8,802	7,112
		15,189	25,990	22,446
Creditors: amounts falling due within one year	6	**(7,663)**	(9,156)	(9,302)
Net current assets		**7,526**	16,834	13,144
Total assets less current liabilities		**24,366**	37,800	32,529
Creditors: amounts falling due after more than one year		**–**	(9)	(3)
Provisions for liabilities and charges		**(598)**	(2,054)	(3,110)
Net assets		**23,768**	35,737	29,416
Capital and reserves				
Called up share capital		**1,509**	1,509	1,509
Capital redemption reserve		**46**	46	46
Share premium account		**102,529**	102,528	102,529
Other reserve		**14,306**	14,306	14,306
Profit and loss account		**(94,622)**	(82,652)	(88,974)
Equity shareholders' funds	8	**23,768**	35,737	29,416

Group statement of total recognised gains and losses

FOR THE 6 MONTHS ENDED 30 JUNE 2003

	3 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	Year ended 31 December 2002 £'000 Audited
Loss for the financial period	**(2,896)**	(5,875)	(13,063)	(19,121)
Currency translation differences	**(136)**	227	318	54
Total recognised losses for the financial period	**(3,032)**	(5,648)	(12,745)	(19,067)

Group cash flow statement

FOR THE 6 MONTHS ENDED 30 JUNE 2003

	Notes	**3 months ended 30 June 2003 £'000 Unaudited**	6 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	Year ended 31 December 2002 £'000 Audited
Net cash inflow/(outflow) from operating activities	7	**799**	(2,697)	(10,710)	(11,060)
Returns on investments and servicing of finance		**57**	105	302	454
Taxation		**–**	–	(20)	(40)
Capital expenditure and financial investment		**(269)**	(668)	(3,085)	(4,218)
Cash inflow/(outflow) before financing		**587**	(3,260)	(13,513)	(14,864)
Financing		**(3)**	(10)	(155)	(230)
Increase/(decrease) in cash in the period		**584**	(3,270)	(13,668)	(15,094)

Notes

1. Basis of preparation

The Board has prepared the financial information on a going concern basis and under the historical cost convention. During the six months ended 30 June 2003 the Group incurred an EBITDA loss of £1,780,000 and a loss after taxation of £5,875,000. Financial forecasts have been prepared covering the next 12 months that show the Group will meet its liabilities that fall due during that period. These forecasts are reliant on the sale of the Nashville property during 2003 to achieve a positive net cash position. Whilst the directors expect the property to be sold during 2003, if the property is not sold or a borrowing facility not raised of a sufficient amount secured against the property, the Group may not have sufficient working capital for its present requirements, that is for the next twelve months. In such an event, the directors would consider any other possible alternative sources of funding and failing finding alternative sources it would then be the duty of the Board to consider the most appropriate steps. The financial information does not include any adjustments that may be necessary should the additional funds not become available, and consequently the preparation on a going concern basis may no longer be appropriate.

The financial information has also been prepared using accounting policies consistent with those adopted and disclosed in the Group's statutory accounts for the year ended 31 December 2002. The financial information for the periods ended 30 June 2003 and 30 June 2002 are unaudited and does not constitute full accounts within the meaning of the Companies Act 1985. The financial information for the year ended 31 December 2002 has been extracted from the full accounts for that year, which will be delivered to the Registrar of Companies following the Company's annual general meeting. The auditors' report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

2. Exceptional items

	3 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	Year ended 31 December 2002 £'000 Audited
Included in cost of sales:				
Provision for impairment of tangible fixed assets	**–**	–	–	(2,105)
Provision for redundancy costs	**–**	–	–	(412)
Provision for onerous property leases	**–**	–	–	397
Provision for closure of Madrid	**–**	–	–	(1,068)
Provision for closure of Prague	**(126)**	(126)	–	1,573
	(126)	(126)	–	490
Included in administrative expenses:				
Abortive fund raising costs	**(99)**	(399)	–	–
Other corporate activity costs	**8**	(142)	–	–
Provision for redundancy costs	**(66)**	(66)	–	(397)
Provision for onerous property leases	**(139)**	(139)	–	(421)
Costs of EGM requisitioned by shareholder	**(115)**	(115)	–	(173)
Reduction in provision for environmental remediation costs	**–**	–	–	753
	(411)	(861)	–	(238)
Net exceptional items	**(537)**	(987)	–	(1,853)

3. Loss per share

The basic and diluted loss per share for the 6 months ended 30 June 2003 is based on the loss for the financial period of £5,875,000 (6 months ended 30 June 2002 – £13,063,000; year ended 31 December 2002 – £19,121,000) and on the weighted average number of ordinary shares in issue during the period of 150,940,564 (6 months ended 30 June 2002 – 150,760,228; year ended 31 December 2002 – 150,930,084).

The adjusted loss per share has been calculated to give a fairer presentation of trading performance and for the 6 months ended 30 June 2003 is based on the adjusted loss for the financial period of £4,888,000 prior to the net exceptional expense of £987,000. The adjusted loss for the financial year ended 31 December 2002 is based on the adjusted loss for the financial period of £17,268,000 prior to the provision for impairment of tangible fixed assets of £2,105,000 and net exceptional credit of £252,000.

4. Tangible fixed assets

	Plant and equipment £'000 Unaudited	Property £'000 Unaudited	Other £'000 Unaudited	Total £'000 Unaudited
Net book value:				
At 1 January 2003	16,791	1,721	873	19,385
Additions	67	–	221	288
Depreciation charge	(2,963)	(18)	(232)	(3,213)
Currency translation differences	423	(60)	17	380
At 30 June 2003	14,318	1,643	879	16,840

5. Debtors

	30 June 2003 £'000 Unaudited	30 June 2002 £'000 Unaudited	31 December 2002 £'000 Audited
Amounts falling due within one year:			
Cash held in escrow account	**–**	2,758	1,961
Trade debtors	**2,030**	3,250	3,157
Value added tax recoverable	**977**	2,814	1,649
Other debtors	**452**	964	225
Prepayments and accrued income	**2,582**	2,446	1,779
	6,041	12,232	8,771
Amounts falling due after more than one year:			
Cash held in escrow account	**1,113**	–	1,070
Rental and other deposits	**3,966**	4,956	5,493
	5,079	4,956	6,563

6. Creditors

	30 June 2003 £'000 Unaudited	30 June 2002 £'000 Unaudited	31 December 2002 £'000 Audited
Trade creditors	**2,905**	4,668	5,015
Deferred income	**2,661**	1,850	1,975
Accruals	**1,934**	2,208	2,048
Other	**163**	430	264
	7,663	9,156	9,302

7. Notes to the group cash flow statement

a) Reconciliation of operating loss to net cash inflow/(outflow) from operating activities

	3 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	Year ended 31 December 2002 £'000 Audited
Operating loss	**(2,953)**	(5,980)	(13,365)	(19,575)
Provision for impairment of tangible fixed assets	**–**	–	–	2,105
Depreciation	**1,626**	3,213	6,748	7,213
Profit on disposal of tangible fixed assets	**–**	–	–	8
Exceptional items	**537**	987	–	(252)
Decrease/(increase) in debtors	**4,733**	4,214	(1,346)	508
Decrease in creditors and provisions	**(3,144)**	(5,131)	(2,747)	(1,067)
Net cash inflow/(outflow) from operating activities	**799**	(2,697)	(10,710)	(11,060)

7. Notes to the group cash flow statement (continued)

b) Analysis of movement in net funds

	3 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	Year ended 31 December 2002 £'000 Audited
Increase/(decrease) in cash in the period	**584**	(3,270)	(13,668)	(15,094)
Cash outflow from decrease in finance leases and hire purchase financing	**3**	10	157	233
Change in net funds resulting from cash flows	**587**	(3,260)	(13,511)	(14,861)
Currency translation differences	**(136)**	227	318	54
Movement in net funds in the period	**451**	(3,033)	(13,193)	(14,807)
Net funds at the beginning of the period	**3,609**	7,093	21,900	21,900
Net funds at the end of the period	**4,060**	4,060	8,707	7,093
Net funds analysed as follows:				
Cash at bank and in hand	**4,069**	4,069	8,802	7,112
Obligations under finance leases and hire purchase contracts	**(9)**	(9)	(95)	(19)
	4,060	4,060	8,707	7,093

8. Reconciliation of movement in equity shareholders' funds

	3 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2003 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	Year ended 31 December 2002 £'000 Audited
Loss for the financial period	**(2,896)**	(5,875)	(13,063)	(19,121)
Currency translation differences	**(136)**	227	318	54
New shares issued	**–**	–	2	3
Net movement in equity shareholders' funds	**(3,032)**	(5,648)	(12,743)	(19,064)
Opening equity shareholders' funds	**26,800**	29,416	48,480	48,480
Closing equity shareholders' funds	**23,768**	23,768	35,737	29,416